SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Telular Corporation
(Name of Subject Company)

Telular Corporation
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

87970T208
(CUSIP Number of Class of Securities)

Jonathan M. Charak
Chief Financial Officer
311 South Wacker Drive, Suite 4300
Chicago, Illinois 60606-6622
(312) 379-8397
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:

Catherine J. Dargan, Esq.
Keir D. Gumbs, Esq.
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004
(202) 662-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed by Telular Corporation, a Delaware corporation (“Telular”), on May 10, 2013, as amended.  The Schedule 14D-9 relates to the tender offer by ACP Tower Holdings, LLC, a Delaware limited liability company (“Parent”), and ACP Tower Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), each of which is controlled by Avista Capital Partners III, L.P., a Delaware limited partnership (“Avista Capital III”), and Avista Capital Partners (Offshore) III, L.P., a Bermuda exempted limited partnership (“Avista Offshore III” and, together with Avista Capital III, “Avista”), pursuant to which Merger Sub has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Telular at a price of $12.61 per share, net to the selling stockholder in cash, without interest and less any applicable withholding taxes thereon, upon the terms and conditions set forth in the Offer to Purchase dated May 10, 2013 and the related Letter of Transmittal, and described in a Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on May 10, 2013, as amended.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the last paragraph under the heading “Background of the Offer”:

“On June 12, 2013, the FCC released public notice of its grant of approval for the transfer of control to Parent of any authorization(s) issued by the FCC to Telular or its subsidiaries.”

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the last paragraph under the sub-heading “Regulatory Approvals - Federal Communications Commission”:

“On June 10, 2013, the FCC approved the joint application of Telular and Parent for the FCC Grant. On June 12, 2013, the FCC issued public notice of its grant of approval. Accordingly, the condition to the Offer related to the FCC having released public notice of its grant of approval has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Telular Corporation

Dated: June 12, 2013	By:	/s/ Jonathan M. Charak
		Name:	Jonathan M. Charak
		Title:	Chief Financial Officer